EUREKA ACQUISITION CORP

899 Ruining Road, Yangguang Binjiang Center
South Building, Unit 808
Shanghai 200030, PRC
Telephone: +86 135 0189 0555

June 28, 2024

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mary Beth Breslin

Re:	Eureka Acquisition Corp
Amendment No. 3 to Registration Statement on Form S-1 Filed June 25, 2024 File No. 333-277780

Dear Ms. Breslin:

Eureka Acquisition Corp (“we”, “us”, “our”, or the “Company”) hereby provides responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated June 27, 2024 (the “Letter”), regarding the Company’s registration statement No. 3 on Form S-1 referenced above. Amendment No.4 to Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

For reference purposes, the comments contained in the Staff’s Letter are repeated below in bold and are followed by the Company’s corresponding responses. All references to page numbers and captions correspond to the Registration Statement, unless otherwise specified herein. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1

Part II. Information not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-2

1.	We note that the trust account termination letter attached as Exhibit A to Exhibit 10.2, the Investment Management Trust Agreement, states that “[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds….” Nasdaq Listing Rule IM-5101-2 states that “[a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an independent trustee.” It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. Please revise your disclosure for consistency with the Nasdaq listing rules.

Response: We acknowledge the comment and respectfully advise the Staff that we have revised the Exhibit A to Exhibit 10.2, the Investment Management Trust Agreement to eliminate the possibility of the release of funds earlier than the consummation of the initial business combination as provided in the Termination Letter and refiled Exhibit 10.2 with the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq. of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

Eureka Acquisition Corp.

By:	/s/ Fen Zhang
Name:	Fen Zhang
Title:	Chief Executive Officer

cc:	Arila Zhou, Esq.
Robinson & Cole LLP